QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)
(in thousands, except ratios)

	Historical						Pro-Forma
	For the year ended December 31,
	1999	2000	2001	2002	For the 209 day period from January 1 to July 28, 2003	For the 156 day period from July 29 to December 31, 2003	For the year ended December 31, 2003
Net income (loss) before taxes	$6,804	$12,854	$(39,401)	$(7,649)	$1,032	$4,177	$14,160
Interest expense	62	1,436	3,292	3,651	3,162	4,098	32,827

Earnings	$6,866	$14,290	$(36,109)	$(3,998)	$4,194	$8,275	$46,987

Interest expense	$17	$1,369	$3,133	$3,408	$2,981	$3,971	$32,518
Interest portion of rent expense	45	67	159	243	181	127	309

Fixed charges	$62	$1,436	$3,292	$3,651	$3,162	$4,098	$32,827

Ratio of earnings to fixed charges	110.74	9.95	(1)	(1)	1.33	2.02	1.43

(1)
Earnings were insufficient to cover fixed charges by $39,401 and $7,649 for the years ended December 31, 2001 and 2002.

QuickLinks

  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges (Unaudited) (in thousands, except ratios)